AR/S

03035672

PE 6-30-03

TARGET LOGISTICS, INC.

OCT 27 2003

2003 ANNUAL REPORT

NORTH AMERICA NETWORK OF TERMINALS


SEATTLE
MINNEAPOLIS
MILWAUKEE
DETROIT
BUFFALO
HARTFORD
NEW YORK
PHILADELPHIA
COLUMBUS
NEWARK
SAN FRANCISCO
OMAHA
CHICAGO
CINCINNATI
BALTIMORE
LAS VEGAS
SALT LAKE CITY
NORFOLK
GREENSBORO
MEMPHIS
CHARLOTTE
LOS ANGELES
OKLAHOMA CITY
GREENVILLE
SAN DIEGO
PHOENIX
ATLANTA
DALLAS/FT. WORTH
EI PASO
JACKSONVILLE
AUSTIN
ORLANDO
SAN ANTONIO
HOUSTON
TAMPA
MIAMI
BROWNSVILLE

TARGET LOGISTICS, INC.

TO OUR SHAREHOLDERS

During the fiscal year ended June 30, 2003, your Company achieved substantial increases in operating revenues and reported continued improvement in operating income, while maintaining investment for growth in the future. We are witnessing the results of our acquisition strategy as well as the previous restructuring of your Company to help our Target Logistics Services, Inc. subsidiary ("TLSI") capitalize on available growth opportunities.

During these difficult economic times, TLSI was able to substantially accelerate its revenue growth and the Company achieved its fourth consecutive year of increased revenues. Your Company's revenues for fiscal 2003 increased by 21.3 percent to $113,381,199 compared to $93,483,739 for fiscal 2002. Gross profit increased by 24.1 percent to $37,607,845 compared to $30,309,757 for fiscal 2002. The Company's gross profit margin increased to 33.2% in fiscal 2003 from 32.4% in fiscal 2002. In fiscal 2003 we also reported a non-recurring reversal of accruals for expenses, accruals for contingencies and accruals for accounts payable of previously closed subsidiaries of $1,447,699. As a result, your Company reported a net income after taxes of $839,500 compared to a net loss before taxes of $338,659 for pro forma fiscal 2002. We believe these improved results are noteworthy during a period of stagnant economic growth.

During fiscal 2003 your Company continued to execute its strategy of growth through acquisitions and expansion of TLSI's team of sales executives. In fiscal 2003 TLSI completed another acquisition of a freight forwarder that expanded its market presence. This strategy is intended to help accelerate the growth of TLSI's offices and allow for synergistic savings. Additionally, TLSI has seen the results of its efforts to increase the number and quality of its team of sales executives. TLSI's sales force had grown by approximately 50% at the end of FYE 2003 over the end of FYE 2002.

During fiscal 2003 we continued to invest in our TLSI subsidiary's infrastructure by improving Internet and computer capabilities that are expected to increase productivity and customer satisfaction. TLSI expects to release many of these features during fiscal 2004. Additionally, TLSI has increased its focus on gross margin improvement. These efforts resulted in a 2.5% increase in gross margin in FYE 2003 and, with ongoing focus, TLSI expects these efforts to further increase gross margin for FYE 2004.

For fiscal 2004, your Company is committed to maintaining its strategies for increased growth in revenue and gross margin while containing selling, general and administrative expenses. In the current unstable economic climate, your Company is committed to use its resources to attract quality sales personnel and forwarder agents and seek additional strategic acquisitions in our extremely fragmented and consolidating industry. As a result of these strategies your Company expects improved operating income in fiscal 2004.

We take this opportunity to express our appreciation to our customers and shareholders for their continued support, and to our employees for their hard work and dedication.

Sincerely,

TARGET LOGISTICS, INC.

Stuart Hettleman
President and Chief Executive Officer
November 4, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2003 or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ________.

Commission file number: 0-29754

TARGET LOGISTICS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	11-3309110 (I.R.S. Employer Identification No.)
500 Harborview Drive, Third Floor, Baltimore, Maryland (Address of principal executive offices)	21218 (Zip Code)
Registrant's telephone number, including area code	(410) 332-1598

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class
Common Stock, $.01 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act.
Yes ___ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of September 23, 2003 was $1,103,252.

The number of shares of common stock outstanding as of September 23, 2003 was 12,179,002

DOCUMENTS INCORPORATED BY REFERENCE

To the extent specified, Part III of this Form 10-K incorporates information by reference to the Registrant's definitive proxy statement for its 2003 Annual Meeting of Shareholders (to be filed).

TARGET LOGISTICS, INC.
2003 ANNUAL REPORT ON FORM 10-K

Table of Contents

PART I

ITEM 1. BUSINESS

Background

Target Logistics, Inc. ("Company") provides freight forwarding services and logistics services, through its wholly owned subsidiary, Target Logistic Services, Inc. ("Target"). The Company has a network of offices in 36 cities throughout the United States. The Company was incorporated in Delaware in January 1996 as the successor to operations commenced in 1970.

Description of Business

The Company's freight forwarding services involve arranging for the total transport of customers' freight from the shipper's location to the designated recipients, including the preparation of shipping documents and the providing of handling, packing and containerization services. The Company concentrates on cargo shipments weighing more than 50 pounds and generally requiring second-day delivery. The Company also assembles bulk cargo and arranges for insurance. The Company has a network of offices in 36 cities throughout the United States, including exclusive agency relationships in 23 cities. The Company has international freight forwarding operations consisting of strategic relationships in over 20 countries. The Company has developed several niches including fashion services, consumer direct logistics of oversized freight, the distribution of materials for the entertainment industry, and an expertise in material supply logistics to manufacturing concerns.

Operations

Movement of Freight. The Company does not own any airplanes or significant trucking equipment and relies on independent contractors for the movement of its cargo. The Company utilizes its expertise to provide forwarding services that are tailored to meet customer requirements. It arranges for transportation of customers' shipments via commercial airlines, air cargo carriers, steamship lines, and, if delivery schedules permit, the Company makes use of lower cost inter-city truck transportation services. The Company selects the carrier for particular shipments on the basis of cost, delivery time and available cargo capacity. Through the Company's advanced data processing system, it can provide, at no additional cost to the customer, value-added services such as electronic data interchange, computer based shipping and tracking systems and customized computer generated reports. Additionally, the Company provides cargo assembly and warehousing services.

The rates charged by the Company to its customers are based on destination, shipment weight and required delivery time. The Company offers graduated discounts for shipments with later scheduled delivery times and rates generally decrease in inverse proportion to the increasing weight of shipments. Due to the high volume of freight controlled by the Company, it is able to obtain favorable contract rates from carriers and is often able to book freight space at times when available space is limited. When possible, the Company consolidates different customers' shipments to reduce its cost of transportation.

Information Systems. An important component of the Company's business strategy is to provide accurate and timely information to its management and customers. Accordingly, the Company has invested, and will continue to invest, substantial management and financial resources in developing these information systems.

The Company leases two HP 9000 mainframe computers and has a proprietary freight forwarding software system which the Company has named "TRACS". TRACS is an integrated freight forwarding and financial management data processing system. It provides the Company with the information needed to manage its sourcing and distribution activities through either printed or electronic medium. Specifically, the TRACS system permits the Company to track the flow of a particular shipment from the point of origin through the transportation process to the point of delivery. The Company intends to continuously upgrade TRACS to enhance its ability to maintain a competitive advantage.

International Operations. The Company's international operations consist of air and ocean freight movements imported to and exported from the Company's Target subsidiary's network of offices in the United States. During the fiscal year ended June 30, 2003, the Company's international freight forwarding accounted for 26.3% of the Company's operating revenue.

Customers and Marketing

The Company's principal customers include large manufacturers and distributors of computers and other electronic and high-technology equipment, computer software and wearing apparel. As of June 30, 2003, the Company had approximately 3,500 accounts.

The Company markets its services through an organization of approximately 30 full-time salespersons and 44 independent sales agents supported by the sales efforts of senior management, and the operations staff in the Company's offices. The Company strongly promotes team selling, wherein the salesperson is able to utilize expertise from other departments in the Company to provide value-added services to gain a specific account. The Company staffs each office with operational employees to provide support for the sales team, develop frequent contact with the customer's traffic department, and maintain customer service. The Company believes that it is important to maintain frequent contact with its customers to assure satisfaction and to immediately react to resolve any problem as quickly as possible.

The Company has and continues to develop expertise in several niches: fashion, entertainment and media and consumer direct logistics. The Company's fashion services division targets chain retail and department store customers and provides specific expertise in handling fashion-related shipments. The fashion services division specializes in the movement of wearing apparel from manufacturing vendors to their department store customers located throughout the United States. The Company's Entertainment Media Logistics (EML) service provides logistic solutions to the film, entertainment and broadcast industries. Until the end of the fiscal year, the Company's Consumer Direct Logistics (CDL) operation specialized in oversize and/or heavy weight shipments primarily from manufacturers and catalogue sales distribution centers moving direct to the residential consumer. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" for further discussion of the Company's CDL operation.)

Many of the Company's customers utilize more than one transportation provider. In soliciting new accounts, the Company uses a strategy of becoming an approved carrier in order to demonstrate the quality and cost-effectiveness of its services. Using this approach, the Company has advanced its relationships with several of its major customers, from serving as a back-up freight services provider to primary freight forwarder.

Competition

Although there are no weight restrictions on the Company's shipments, the Company focuses primarily on cargo shipments weighing more than 50 pounds and requiring second-day delivery. As a result, the Company does not directly compete for most of its business with overnight couriers and integrated shippers of principally small parcels, such as United Parcel Service of America, Inc., Federal Express Corporation, DHL Worldwide Express, Inc., Airborne Freight Corporation and the United States Postal Service. However, some integrated carriers, such as Emery Air Freight Corporation and Pittston BAX Group, Inc., primarily solicit the shipment of heavy cargo in competition with forwarders. Additionally, there is a developing trend among integrated shippers of primarily small parcels to solicit the shipment of heavy cargo.

There is intense competition within the freight forwarding industry. While the industry is highly fragmented, the Company most often competes with a relatively small number of forwarders who have nationwide networks and the capability to provide a full range of services similar to those offered by the Company. These include EGL, Inc., Pilot Air Freight, Inc., SEKO Worldwide and Stonepath Group, Inc. There is also competition from passenger and cargo air carriers and trucking companies. On the international side of the business, the Company competes with forwarders that have a predominantly international focus, such as Exel plc, DHL and Kuehne Nagal International. All of these companies, as well as many other competitors, have substantially greater facilities, resources and financial capabilities than those of the Company. The Company also faces competition from regional and local air freight forwarders, cargo sales agents and brokers, surface freight forwarders and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers.

Employees

The Company and its subsidiaries had approximately 201 full-time employees as of June 30, 2003. None of the Company's employees are currently covered by a collective bargaining agreement. The Company has experienced no work stoppages and considers its relations with its employees to be good.

Regulation

The Company's freight forwarding business as an indirect air cargo carrier is subject to regulation by the United States Department of Transportation under the Federal Aviation Act. However, air freight forwarders (including the Company) are exempted from most of such Act's requirements by the Economic Aviation Regulations promulgated thereunder, but must adhere to certain rules, such as security requirements. The Company's foreign air freight forwarding operations are subject to regulation by the regulatory authorities of the respective foreign jurisdictions. The air freight forwarding industry is subject to regulatory and legislative changes which can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

ITEM 2. PROPERTIES

As of June 30, 2003, the Company leased terminal facilities consisting of office and warehouse space in 13 cities located in the United States, and also utilized 23 offices operated by exclusive agents. The Company's facilities range in size from approximately 1,000 square feet to approximately 100,000 square feet and consist of offices and warehouses with loading bays. All of such properties are leased from third parties. The Company's headquarters are located in Baltimore, Maryland, and Target's headquarters are located in Los Angeles, California, and consists of approximately 100,000 square feet of floor space leased pursuant to the terms of a lease which expires in July 2005. Management believes that its current facilities are more than sufficient for its planned growth.

The Company has an additional 12 terminal facilities in the following locations:

Atlanta, Georgia	Houston, Texas
Charlotte, North Carolina	Memphis, Tennessee
Chicago, Illinois	Miami, Florida
Columbus, Ohio	Newark, New Jersey
Dallas, Texas	New York, New York
Greensboro, North Carolina	Seattle, Washington

ITEM 3. LEGAL PROCEEDINGS

As previously reported, on October 12, 2000, Pilot Air Freight Corp. ("Pilot"), a major competitor of Target, sued Target in the United States District Court for the Eastern District of Pennsylvania, Case No. 00-CV-5190, with respect to the termination by a former Pilot freight forwarder of its relationship with Pilot and entering into an exclusive forwarder relationship with Target. Pilot alleged, among other things, intentional interference with contract, tortious interference with business relations, violation of section 43(a) of the Lanham Act, violation of Pennsylvania state statutes concerning stored electronic communications, and misappropriation of trade secrets. Pilot sought an amount "in excess of $100,000" in damages, punitive damages, and an injunction against Target requiring it to cease competing in the Hartford, Connecticut market for six months. During subsequent discovery proceedings, Pilot claimed that its damages exceed $3 million. In February, 2003, Target settled all of Pilot's claims against Target for $50,000.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a listing of the executive officers of the Company as of June 30, 2003. There are no family relationships between any Directors and Officers of the Company.

NAME	AGE	POSITION
Stuart Hettleman	53	President and Chief Executive Officer
Philip J. Dubato	47	Vice President, Chief Financial Officer and Secretary
Christopher Coppersmith	53	President and Chief Executive Officer, Target Logistic Services, Inc.

STUART HETTLEMAN has been President, Chief Executive Officer and a director of the Company since February 7, 1996, and a director and Chairman of Target since May 8, 1997.

PHILIP J. DUBATO has been Vice President, Chief Financial Officer and Secretary of the Company since February 3, 1997 and a director of the Company since September 18, 1998. From 1984 through 1996, Mr. Dubato was employed by LEP Profit International, Inc., a domestic and international freight forwarder, where he held successive positions as Controller, Chief Financial Officer and Executive Vice President.

CHRISTOPHER COPPERSMITH has been President and Chief Executive Officer of Target Logistic Services, Inc. (acquired by the Company in May 1997) since November 1996, and a director of the Company since May 1997. From 1974 through October 1996, Mr. Coppersmith was Executive Vice President and Chief Operating Officer of Target Airfreight, Inc.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock, $.01 par value (the "Common Stock") trades on the Over-The-Counter (OTC) market under the symbol TARG.

The following table shows the high and low sales prices of the Common Stock for each of the quarters during the fiscal years indicated, as available through the OTC market. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. There have been no dividends declared.

Fiscal Year Ended June 30, 2003		
First Quarter	High	$0.30
	Low	$0.13
Second Quarter	High	$0.40
	Low	$0.12
Third Quarter	High	$0.47
	Low	$0.16
Fourth Quarter	High	$0.75
	Low	$0.23
Fiscal Year Ended June 30, 2002		
First Quarter	High	$0.39
	Low	$0.14
Second Quarter	High	$0.32
	Low	$0.11
Third Quarter	High	$0.34
	Low	$0.12
Fourth Quarter	High	$0.45
	Low	$0.14

On September 23, 2003 there were 582 shareholders of record of the Company's Common Stock. The closing price of the Common Stock on that date was $0.26 per share.

ITEM 6. SELECTED FINANCIAL DATA

TARGET LOGISTICS, INC.
(in thousands, except per share data)

	Year Ended June 30,				
	2003	2002	2001	2000	1999
Statement of Operations Data:					
Operating revenue	$113,381	$ 93,484	$ 90,143	$ 84,088	$ 51,720
Cost of transportation	75,773	63,174	60,912	56,949	34,790
Gross profit	37,608	30,310	29,231	27,139	16,930
Selling, general & administrative expenses	36,941	29,969	30,655	27,194	20,471
Depreciation and Amortization	428	1,017	897	989	833
Operating income (loss)	$ 239	$ (676)	$ (2,321)	$ (1,044)	$ (4,374)
Other Income	1,448	-	-	-	119
Gain on sale of subsidiary	-	-	-	-	24,832
Net income (loss)	$ 840	$ (935)	$ (1,772)	$ (1,197)	$ 14,016
Net income (loss) per common share	$ 0.04	$ (0.10)	$ (0.18)	$ (0.14)	$ 1.63
Balance Sheet Data:					
Total assets	$ 37,191	$ 37,388	$ 36,484	$ 36,669	$ 34,932
Working capital (deficit)	863	57	336	4,535	5,567
Current liabilities	21,551	22,293	20,440	18,474	15,251
Long-term indebtedness	61	34	34	92	24
Shareholders' equity	$ 15,579	$ 15,061	$ 16,010	$ 18,102	$ 19,657

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K contains certain forward-looking statements reflecting the Company's current expectations with respect to its operations, performance, financial condition, and other developments. Such statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from expectations are: (i) the Company's historic losses and ability to maintain operating profitability, (ii) the Company's ability to increase operating revenue, improve gross profit margins and reduce selling, general and administrative costs, (iii) competitive practices in the industries in which the Company competes, (iv) the Company's dependence on current management, (v) the impact of current and future laws and governmental regulations affecting the transportation industry in general and the Company's operations in particular, (vi) general economic conditions, and (vii) other factors which may be identified from time to time in the Company's Securities and Exchange Commission filings and other public announcements. There can be no assurance that these and other factors will not affect the accuracy of such forward-looking statements. Forward-looking statements are preceded by an asterisk (*).

Overview

The Company generated operating revenues of $113.4 million, $93.5 million, and $90.1 million, and had a net profit of $0.8 million, a net loss of $0.9 million, and a net loss of $1.8 million for the fiscal years ended June 30, 2003, 2002, and 2001, respectively.

The Company had earnings or (losses) before interest, taxes, depreciation and amortization (EBITDA) of approximately $2,114,530, $340,000, and ($1,424,000), for the fiscal years ended June 30, 2003, 2002, and 2001 respectively. EBITDA, is a non-GAAP measure of income and does not include the effects of interest and taxes, and excludes the "non-cash" effects of depreciation and amortization on current assets. Companies have some discretion as to which elements of depreciation and amortization are excluded in the EBITDA calculation. The

Company excludes all depreciation charges related to property, plant and equipment, and all amortization charges, including amortization of goodwill, leasehold improvements and other intangible assets. While management considers EBITDA useful in analyzing the Company's results, it is not intended to replace any presentation included in the Company's consolidated financial statements.

* For the fiscal year ended June 30, 2003, the revenue of the Company's Target subsidiary increased by 21.3% when compared to the fiscal year ended June 30, 2002. Target's gross profit margin (*i.e.*, gross operating revenue less cost of transportation expressed as a percentage of gross operating revenue) increased to 33.2% for the fiscal year ended June 30, 2003 from 32.4% for the fiscal year ended June 30, 2002. This increase is primarily due to increases in domestic gross profit margins. Management continues to believe that the Company must focus on increasing revenues and must increase gross profit margin to maintain profitability. Management intends to continue to work on growing revenue by increasing sales generated by the Company's employed sales personnel, sales generated by exclusive forwarders, and by strategic acquisitions. Management also intends to continue to work on improving Target's gross profit margins by reducing transportation costs.

* During the fourth quarter ended June 30, 2003, Target greatly reduced its CDL operation in response to Target's decision not to lower its charges to retain a principal customer of the CDL services. The CDL service was a self-contained operation with dedicated overhead expenses which will be significantly reduced as a result of the reduction in the CDL operation. Management believes that Target is positioned to increase revenue from its other services to significantly offset the loss of revenue from the CDL operation. Accordingly, management believes that the reduction in the CDL operation will not have a material adverse impact on the Company's operating results.

The Company's results for the year ended June 30, 2003 have been impacted by SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 3). Under this statement, from and after July 1, 2002, the Company may no longer amortize goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life. Therefore, the results for the year ended June 30, 2003 are not comparable to the results for the year ended June 30, 2002. In order to make the operating results for the year ended June 30, 2002 more comparable to the presentation of the operating results for the year ended June 30, 2003 and make an analysis of 2003 and 2002 more meaningful, the following discussion is based on financial information for the year ended June 30, 2002 prepared on a pro forma basis as if SFAS No. 142 had been applied for that period. Please refer to the Consolidated Statements of Operations contained in this Annual Report for a reconciliation of the differences between the GAAP and pro forma presentations of this information.

Results of Operations

Years ended June 30, 2003 and 2002

Operating Revenue. Operating revenue increased to $113.4 million for the year ended June 30, 2003 from $93.5 million for the year ended June 30, 2002, a 21.3% increase. Domestic revenue increased by 20.0% to $83,610,134 for the year ended June 30, 2003 from $69,652,711 for the year ended June 30, 2002, due to increased domestic freight volume. In addition, international revenue increased by 24.9% to $29,771,065 for the year ended June 30, 2003 from $23,831,028 for the year ended June 30, 2002, mainly due to increased international air import and export freight volume.

Cost of Transportation. Cost of transportation decreased to 66.8% of operating revenue for the year ended June 30, 2003 from 67.6% of operating revenue for the year ended June 30, 2002. This decrease was primarily due to a lower cost of transportation, as a percentage of sales, on domestic freight movements.

Gross Profit. As a result of the factors described above, gross profit for the year ended June 30, 2003 increased to 33.2% from 32.4% of operating revenue for the year ended June 30, 2002, a 2.5% increase. This increase is primarily due to increases in domestic gross profit margins.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to 33.0% of operating revenue for the year ended June 30, 2003 from 32.5% of operating revenue for the pro forma year ended June 30, 2002. Within the Company's Target subsidiary, selling, general and administration expenses (excluding exclusive forwarder commission expense) were 17.3% of operating revenue for the year ended June 30, 2003 and 16.7% for the year ended June 30, 2002, a 3.6% increase. This increase was primarily due to expenses incurred at Target's new Columbus, Ohio terminal (see "Liquidity and Capital Resources – Asset Purchase Acquisitions", below). Exclusive forwarder commission expense was 14.6% of operating revenue for each of the years ended June 30, 2003 and 2002.

Other Income. Other income of $1,447,699 for the year ended June 30, 2003 is the result of a non-recurring reversal of accruals for expenses, accruals for contingencies, and accounts payable of previously closed and sold subsidiaries.

Net Profit. For the year ended June 30, 2003, the Company realized a net profit of $839,500, compared to a net loss of ($338,659) for the pro forma year ended June 30, 2002.

Years ended June 30, 2002 and 2001

Operating Revenue. Operating revenue increased to $93.5 million for the year ended June 30, 2002 from $90.1 million for the year ended June 30, 2001, a 3.7% increase, due to increased domestic freight volume. Domestic revenue increased by 6.7% to $69,652,711 for the year ended June 30, 2002 from $65,255,740 for the year ended June 30, 2001, while international revenue decreased by 4.2% to $23,831,028 for the year ended June 30, 2002 from $24,887,462 for the year ended June 30, 2001, primarily as a result of decreases in air export freight volume.

Cost of Transportation. Cost of transportation was 67.6% of operating revenue for each of the years ended June 30, 2002 and 2001.

Gross Profit. As a result of the factors described in the previous paragraph, gross profit was 32.4% of operating revenue for the years ended June 30, 2002 and 2001.

Selling, General and Administrative Expenses. Selling, general, and administrative expenses decreased to 33.1% of operating revenue for the year ended June 30, 2002, from 35.0% of operating revenue for the year ended June 30, 2001. Within the Company's Target subsidiary, selling, general and administration expenses (excluding exclusive forwarder commission expense) were 16.7% of operating revenue for each of the years ended June 30, 2002 and 2001. Exclusive forwarder commission expense was 14.6% and 16.4% of operating revenue for the year June 30, 2002 and 2001, respectively, an 11.0% decrease, resulting from decreases in forwarder agent freight volume.

Net Loss. The Company realized a net loss of ($934,527) for the year ended June 30, 2002, compared to a net loss of ($1,771,583) for the year ended June 30, 2001. The 2001 results include a $777,895 benefit for income taxes.

Liquidity and Capital Resources

General. During the year ended June 30, 2003, net cash used in operating activities was $945,185. Cash used in investing activities was $506,102 representing capital expenditures and asset purchase acquisitions. Cash provided by financing activities was $1,117,317, which primarily consisted of borrowings under the Company's accounts receivable financing facility.

Capital expenditures. Capital expenditures for the fiscal year ended June 30, 2003 were $506,102, representing capital expenditures and asset purchase acquisitions.

GMAC Facility. The Company's Target subsidiary maintains a $10 million revolving credit facility ("GMAC Facility") with GMAC Commercial Credit LLC ("GMAC"), guaranteed by the Company. The interest rate of the GMAC Facility is prime plus 1%, however, at any time prior to September 20, 2002, the interest rate could not be less than 6.0% and after September 20, 2002 cannot be less than 5.0%. Under the terms of the GMAC Facility, Target can borrow the lesser of $10 million or 85% of eligible accounts receivable. The borrowings under the GMAC Facility are secured by a first lien on all of the Company's and its subsidiaries' assets. As of June 30, 2003, there were outstanding borrowings of $7,455,199 under the GMAC Facility (which represented 80% of the amount available thereunder) out of a total amount available for borrowing under the GMAC Facility of approximately $9,357,165. The GMAC Facility expires on January 14, 2005. The Company entered into the GMAC Facility on January 16, 1997, and subsequently extended the facility for an additional three-year term and most recently for an additional two-year term.

* *Asset Purchase Acquisitions*. On November 30, 2001, February 11, 2002, and October 13, 2002, the Company's Target subsidiary acquired the assets and certain liabilities of SDS Logistics, a Newark, New Jersey based forwarder, Air America Freight Service, Inc., an Atlanta, Georgia based forwarder, and Cassady Air Transportation, Inc., a Columbus, Ohio based forwarder, respectively, in each instance for a combination of an initial cash payment and an earn out structure over five years. The earn-out structures are strictly dependent on future profits achieved at the location acquired, and the Company has no minimum commitment or obligation. The Company does not expect that the earn-out payments will have a material impact on its liquidity.

* *Working Capital Requirements*. Cash needs of the Company are currently met by the Company's accounts receivable financing facility and cash on hand. As of June 30, 2003, the Company had $1,901,966 available under its $10 million accounts receivable financing facility and approximately $3,999,045 in cash from operations and cash on hand. The Company believes that its current financial resources will be sufficient to finance its operations and obligations (current and long-term liabilities) for the long and short terms. However, the Company's actual working capital needs for the long and short terms will depend upon numerous factors, including the Company's operating results, the cost of increasing the Company's sales and marketing activities, and, competition, none of which can be predicted with certainty.

Inflation

The Company does not believe that the relatively moderate rates of inflation in the United States in recent years have had a significant effect on its operations.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 3 of the Notes to the Consolidated Financial Statements, starting on page F-8. As discussed there, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such difference may be material to the financial statements. The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources, primarily allowance for doubtful accounts, accruals for transportation and other direct costs, accruals for cargo insurance, and the classification of net operating loss and tax credit carryforwards between current and long-term assets. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances. The Company reevaluates these significant factors as facts and circumstances change. Historically, actual results have not differed significantly from the Company's estimates.

During the Company's fiscal years ended June 30, 1997 through 2001, the Company included reserves for accrued expenses, accounts payable and contingencies relating to subsidiaries of the Company that were either closed or sold. Following discussions with the Company's Audit Committee, independent auditors and Company counsel, the Company determined that those reserves were no longer necessary. As a result, during the fiscal year ended June 30, 2003, the Company recognized $1,447,699 of other income. Had the Company not made the adjustment during the fiscal year ended June 30, 2003, the Company would have reported a net loss before taxes of $103,790 for the fiscal year.

The Company's balance sheet includes an asset in the amount of $11,239,917 for purchased goodwill. In accordance with accounting pronouncements, the amount of this asset must be reviewed annually for impairment, written down and charged to results of operations in the period(s) in which the recorded value of goodwill is more than its fair value. The Company obtained an independent valuation analysis completed during the second quarter ended December 31, 2002, and based on the valuation, the Company determined that the goodwill was not impaired. Had the determination been made that the goodwill asset was impaired, the value of this asset would have been reduced by an amount ranging from zero to $11,239,917, and the Company's financial statements would reflect the reduction. For additional description, please refer to Note 3 to the Company's Notes to the audited Consolidated Financial Statements contained in this Annual Report.

New Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 148, "*Accounting for Stock-Based Compensation - Transition and Disclosure*". SFAS 148 amends FASB Statement No. 123, "*Accounting for Stock-Based Compensation*", providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of FASB 123 and Accounting Principles Board (APB) Opinion No. 28, "*Interim Financial Reporting*", to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Amendments to SFAS 123 related to the transition and annual disclosures are effective for fiscal year ending after December 15, 2002. Amendments to disclosure requirements of APB Opinion 28 are effective for interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS 148 will have a material impact on its financial position, results of operations or cash flows.

In November 2002, FASB issued FASB Interpretation (FIN) No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The adoption of FIN 45 has not had a material impact on the Company's financial position, results of operations or cash flows.

In January 2003, FASB issued Interpretation No. 46, "*Consolidation of Variable Interest Entities*". FIN 46 changed the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 has not had a material impact on the Company's financial position or results of operations.

In April 2003, FASB issued SFAS No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" and is effective for contracts entered into or modified after June 30, 2003. This Statement amends Statement 133 for decisions made (i) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (ii) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. The Company does not anticipate that the adoption of this pronouncement will have a material effect on the financial statements.

In May 2003, FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "*Elements of Financial Statements*". The remaining provisions of this

Statement are consistent with FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While FASB still plans to revise that definition through an amendment to Concepts Statement 6, FASB decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. The Company does not anticipate that the adoption of this pronouncement will have a material effect on the financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal financial instrument is long-term debt under the GMAC Facility which provides for interest at the prime rate plus 1% with a minimum interest rate of 6.0% prior to September 20, 2002, and a minimum interest rate of 5.0% after September 20, 2002. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under the GMAC Facility. A significant rise in the prime rate could materially adversely affect the Company's business, financial condition and results of operations. At June 30, 2003, an aggregate principal amount of $7,455,199 was outstanding under the GMAC Facility bearing interest at an annual rate of 5.0%. If principal amounts outstanding under the Company's credit facility remained at this year-end level for an entire year and the prime rate increased or decreased, respectively, by 0.5%, the Company would pay or save, respectively, an additional $37,226 in interest in that year. The Company does not utilize derivative financial instruments to hedge against changes in interest rates or for any other purpose.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this Item 8 are included in the Company's Consolidated Financial Statements and set forth in the pages indicated in Item 15(a) of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

On April 22, 2002, the Company filed a Current Report on Form 8-K. Item 4 of Form 8-K, "*Changes in Registrant's Certifying Accountant*" was reported as follows:

On April 18, 2002, Target Logistics, Inc. (the "Company") determined, for itself and on behalf of its subsidiaries, to dismiss its independent auditors, Arthur Andersen LLP ("Arthur Andersen"), and to engage the services of Stonefield Josephson, Inc. ("Stonefield Josephson") as its new independent auditors. The change in auditors became effective immediately. This determination followed the Company's decision to seek proposals from independent accountants to audit the financial statements of the Company, and was approved by the Company's Board of Directors upon the recommendation of its Audit Committee. Stonefield Josephson was engaged to review the financial statements of the Company beginning with the fiscal quarter ended March 31, 2002.

During the two most recent fiscal years of the Company ended June 30, 2002, and the subsequent interim period through April 18, 2002, there were no disagreements between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter of the disagreement in connection with its reports.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the two most recent fiscal years of the Company ended June 30, 2002 or within the interim period through April 18, 2002.

The audit reports of Arthur Andersen on the consolidated financial statements of the Company as of and for the fiscal years ended June 30, 2000 and 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. A letter from Arthur Andersen was attached as Exhibit 16.1 to the Form 8-K filing.

During the two most recent fiscal years of the Company ended June 30, 2002, and the subsequent interim period through April 18, 2002, neither the Company nor any of its subsidiaries consulted with Stonefield Josephson regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is accumulated and communicated to management in a timely manner. The Company's Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and believe that the system is operating effectively to ensure appropriate disclosure. There have been no changes in the Company's internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information with respect to the identity and business experience of the directors of the Company and their remuneration in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A and issued in conjunction with the 2003 Annual Meeting of Shareholders, is incorporated herein by reference. The information with respect to the identity and business experience of executive officers of the Company is set forth in Part I of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Company's definitive Proxy Statement to be issued in conjunction with the 2003 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information. The following table provides information, as of June 30, 2003, with respect to all compensation arrangements maintained by the Company under which shares of Common Stock may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	596,957*	$1.22	910,000
Equity compensation plans not approved by security holders	0	0	0
Total	596,957*	$1.22	910,000

* Of this amount, 590,000 shares are issuable pursuant to options granted under the Company's 1996 Stock Option Plan, and 6,957 shares are issuable pursuant to options otherwise granted prior to the Company's initial public offering in 1996.

The balance of the information required by this item is incorporated by reference from the Company's definitive Proxy Statement to be issued in conjunction with the 2003 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the Company's definitive Proxy Statement to be issued in conjunction with the 2003 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the Company's definitive Proxy Statement to be issued in conjunction with the 2003 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8 - K

(a) 1. Financial Statements

(a) 2. Financial Statement Schedules

All other schedules are omitted because they are not applicable, are not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a) 3. Exhibits required to be filed by Item 601 of Regulation S-K

Exhibit No.	
3.1	Certificate of Incorporation of Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated November 30, 1998, File No. 0-29754)
3.2	By-Laws of Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 1998, File No. 0-29754)
4.1	Warrant Agent Agreement (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1, Registration No. 333-03613)
4.2	Form of Amendment No. 1 to Warrant Agent Agreement dated June 13, 1997 (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-1, Registration No. 333-30351)
4.3	Certificate of Designations with respect to the Registrant's Class A Preferred Stock (contained in Exhibit 3.1)
4.4	Certificate of Designations with respect to the Registrant's Class B Preferred Stock (contained in Exhibit 3.1)
4.5	Certificate of Designations with respect to the Registrant's Class C Preferred Stock (contained in Exhibit 3.1)
4.6	Certificate of Designations with respect to the Registrant's Class D Preferred Stock (contained in Exhibit 3.1)
4.7	Certificate of Designations with respect to the Registrant's Class E Preferred Stock (contained in Exhibit 3.1)
10.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended march 31, 2003, File No. 0-29754)
10.2	Restated and Amended Accounts Receivable Management and Security Agreement, dated as of July 13, 1998 by and between GMAC Commercial Credit LLC, as Lender, and Target Logistic Services, Inc., as Borrower, and guaranteed by the Registrant ("GMAC Facility Agreement") (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1999, File No. 0-29754)
10.3	Letter amendment to GMAC Facility Agreement, dated January 25, 2001 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2000, File No. 0-29754)

10.4	Amendment to GMAC Facility Agreement, dated September 20, 2002 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2002, File No. 0-29754)
10.5	Amendment to GMAC Facility Agreement, dated February 12, 2003 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003, File No. 0-29754)
10.6	Employment Agreement dated June 24, 1996 between the Registrant and Stuart Hettleman, as amended (incorporated by reference to Exhibits 10.5, 10.6 and 10.7 of the Registrant's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2002, File No. 0-29754)
10.7	Addendum to Employment Agreement dated June 30, 2003 between the Registrant and Stuart Hettleman
10.8 (P)	Lease Agreement for Los Angeles Facility (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the Year Ended June 30, 1997, File No. 0-29754)
10.9	Amendment to Lease Agreement for Los Angeles Facility (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the Year Ended June 30, 2002, File No. 0-29754)
21	Subsidiaries of Registrant (incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the Year Ended June 30, 1997, File No. 0-29754)
23	Consent of Stonefield Josephson, Inc.
31.1	Rule 15d-14(a) Certification of Chief Executive Officer
31.2	Rule 15d-14(a) Certification of Chief Financial Officer
32.1	Section 1350 Certifications
99.1	Press Release issued September 26, 2003

(b) Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TARGET LOGISTICS, INC.

Date: September 26, 2003

By: /s/ Stuart Hettleman
Stuart Hettleman
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stuart Hettleman Stuart Hettleman	President, Chief Executive Officer and Director	September 26, 2003
/s/ Michael Barsa Michael Barsa	Director	September 26, 2003
/s/ Brian K. Coventry Brian K. Coventry	Director	September 26, 2003
/s/ Christopher Coppersmith Christopher Coppersmith	Director	September 26, 2003
/s/ Philip J. Dubato Philip J. Dubato	Vice President, Chief Financial Officer, Principal Accounting Officer and Director	September 26, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Target Logistics, Inc.
Baltimore, Maryland

We have audited the consolidated balance sheet of Target Logistics, Inc. (a Delaware corporation) and subsidiaries, as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Target Logistics, Inc. and subsidiaries, as of June 30, 2003 and 2002, and the results of their consolidated operations and their consolidated cash flows for the years ended June 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

STONEFIELD JOSEPHSON, INC.

Santa Monica, California
September 5, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Target Logistics, Inc.:

We have audited the accompanying consolidated balance sheets of Target Logistics, Inc. (a Delaware corporation), and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Target Logistics, Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for the years ended June 30, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
August 10, 2001

EXPLANATORY NOTE REGARDING REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

On April 18, 2002, the Company decided to no longer engage Arthur Andersen LLP ("Andersen") as its independent public accountants and engaged Stonefield Josephson, Inc. to serve as its independent public accountants for the year ending June 30, 2002. More information regarding the Company's change in independent public accountants is contained in a Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2002.

We could not obtain permission of Andersen to the inclusion in this Annual Report on Form 10-K of their Report of Independent Public Accountants, above. Accordingly, the above Report of Independent Public Accountants is merely reproduced from the Company's Annual Report on Form 10-K for the year ended June 30, 2002 (although the consolidated balance sheet as of June 30, 2000, and the consolidated statements of operations, shareholders' equity and cash flows for the year ended June 30, 1999 referred to in that report are not included herein) and does not include the manual signature of Andersen.

Because Andersen has not consented to the inclusion of its report in this Annual Report, it may be more difficult to seek remedies against Andersen and the ability to seek relief against Andersen may be impaired.

TARGET LOGISTICS, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	June 30, 2003	June 30, 2002
CURRENT ASSETS:		
Cash and cash equivalents	$3,999,045	$4,333,015
Accounts receivable, net of allowance for doubtful accounts of $882,132 and $995,245, respectively	17,600,722	17,012,677
Deferred income taxes	668,000	694,333
Prepaid expenses and other current assets	146,329	310,543
Total current assets	22,414,096	22,350,568
PROPERTY AND EQUIPMENT, NET	508,876	615,606
OTHER ASSETS	1,266,772	942,110
DEFERRED INCOME TAXES	1,761,591	2,239,667
GOODWILL, net of accumulated amortization of $3,715,106 and $3,715,106, respectively	11,239,917	11,239,917
Total assets	$37,191,252	$37,387,868
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$3,890,138	$5,834,820
Accrued expenses	1,724,643	1,783,136
Accrued transportation expenses	8,262,487	8,430,078
Note payable to bank	7,455,199	5,993,475
Dividends payable	110,270	110,270
Taxes payable	81,909	64,576
Lease obligation – current portion	26,144	76,982
Total current liabilities	21,550,790	22,293,337
LEASE OBLIGATION -- LONG TERM	61,130	34,002
Total liabilities	$21,611,920	$22,327,339
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred Stock, $10 par value; 2,500,000 shares authorized, 320,696 shares issued and outstanding	3,206,960	3,206,960
Common Stock, $.01 par value; 30,000,000 shares authorized, 12,913,953 and 12,913,953 shares issued and outstanding, respectively	129,139	129,139
Paid-in capital	24,202,248	24,202,248
Accumulated deficit	(11,314,210)	(11,833,013)
Less: Treasury stock, 734,951 shares held at cost	(644,805)	(644,805)
Total shareholders' equity	15,579,332	15,060,529
Total liabilities and shareholders' equity	$37,191,252	$37,387,868

The accompanying notes are an integral part of these consolidated balance sheets.

TARGET LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30, 2003	Year Ended June 30, 2002 Pro Forma*	Year Ended June 30, 2002	Year Ended June 30, 2001 Pro Forma*	Year Ended June 30, 2001
OPERATING REVENUES:	$113,381,199	$93,483,739	$93,483,739	$90,143,202	$90,143,202
COST OF TRANSPORTATION:	75,773,354	63,173,982	63,173,982	60,912,272	60,912,272
GROSS PROFIT:	37,607,845	30,309,757	30,309,757	29,230,930	29,230,930
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A"):					
SG&A - Target subsidiary	19,654,757	15,600,538	15,600,538	15,025,467	15,025,467
SG&A - Target subsidiary (Exclusive forwarder commissions)	16,502,352	13,620,593	13,620,593	14,802,994	14,802,994
SG&A – Corporate	783,905	748,411	748,411	826,886	826,886
Depreciation and amortization	428,031	420,819**	1,016,687	300,742**	896,610
Selling, general and administrative expenses	37,369,045	30,390,361	30,986,229	30,956,089	31,551,957
Operating income (loss)	238,800	(80,604)	(676,472)	(1,725,159)	(2,321,027)
OTHER INCOME (EXPENSE):					
Interest (expense)	(342,590)	(258,055)	(258,055)	(228,451)	(228,451)
Other income	1,447,699	-	-	-	-
Income (loss) before income taxes	1,343,909	(338,659)	(934,527)	(1,953,610)	(2,549,478)
Provision (benefit) for income taxes	504,409	-	-	(777,895)	(777,895)
Net income (loss)	$ 839,500	$ (338,659)	$(934,527)	$ (1,175,715)	$ (1,771,583)
Income (loss) per share attributable to common shareholders:					
Basic	$0.04	($0.05)	($0.10)	($0.13)	($0.18)
Diluted	$0.04	-	-	-	-
Weighted average shares outstanding:					
Basic	12,179,002	11,953,797	11,953,797	11,879,002	11,879,002
Diluted	20,673,589	-	-	-	-

* Pro Forma. Under FASB No. 142 (see Note 3), adopted by the Company on July 1, 2002, goodwill and certain intangibles are not amortized into results of operations. In order to enhance comparability of the years ended June 30, 2003, 2002, and 2001, pro forma statements for the years ended June 30, 2002 and 2001 are presented supplementally as if FASB 142 had been applied for that period.

** Reflects the exclusion of goodwill amortization expense in the amount of $595,868 for the years ended June 30, 2002 and 2001.

The accompanying notes are an integral part of these consolidated financial statements.

TARGET LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2003, 2002 AND 2001

	Preferred Stock		Common Stock		Additional Paid-In	Treasury Stock		Accumulated	
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Total
Balance, June 30, 2000	320,696	$3,206,960	12,613,953	$126,139	$23,905,248	(734,951)	$(644,805)	$(8,491,375)	$18,102,167
Cash dividends associated with the Class A and C Preferred Stock	-	-	-	-	-	-	-	(320,424)	(320,424)
Net loss	-	-	-	-	-	-	-	(1,771,583)	(1,771,583)
Balance, June 30, 2001	320,696	$3,206,960	12,613,953	$126,139	$23,905,248	(734,951)	$(644,805)	$(10,583,382)	$16,010,160
Cash dividends associated with the Class A and C Preferred Stock	-	-	-	-	-	-	-	(315,104)	(315,104)
Common Stock issued pursuant to Subscription Agreements	-	-	300,000	3,000	297,000	-	-	-	300,000
Net loss	-	-	-	-	-	-	-	(934,527)	(934,527)
Balance, June 30, 2002	320,696	$3,206,960	12,913,953	$129,139	$24,202,248	(734,951)	$(644,805)	$(11,833,013)	$15,060,529
Cash dividends associated with the Class A and C Preferred Stock	-	-	-	-	-	-	-	(320,697)	(320,697)
Net income	-	-	-	-	-	-	-	839,500	839,500
Balance, June 30, 2003	320,696	$3,206,960	12,913,953	$129,139	$24,202,248	(734,951)	$(644,805)	$(11,314,210)	$15,579,332

The accompanying notes are an integral part of these consolidated financial statements.

TARGET LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2003	Year Ended June 30, 2002 Pro Forma*	Year Ended June 30, 2002	Year Ended June 30, 2001 Pro Forma*	Year Ended June 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net income (loss)	$839,500	$(338,659)**	$(934,527)	$(1,175,715)**	$(1,771,583)
Bad debt expense	702,446	341,090	341,090	(239,611)	(239,611)
Depreciation and amortization	428,031	420,819**	1,016,687	300,742**	896,610
Deferred income tax	504,409	-	-	(777,895)	(777,895)
Adjustments to reconcile net income (loss) to net cash used in operating activities-					
(Increase) decrease in accounts receivable	(1,199,069)	(2,498,395)	(2,498,395)	334,062	334,062
Decrease (increase) in prepaid expenses and other current assets	164,214	(122,408)	(122,408)	(155,774)	(155,774)
Increase (decrease) in other assets	(179,142)	45,270	45,270	9,898	9,898
(Decrease) increase in accounts payable and accrued expenses	(2,209,574)	1,836,445	1,836,445	937,752	937,752
Net cash used for operating activities	(945,185)	(315,838)	(315,838)	(766,541)	(766,541)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchases of property and equipment	(265,160)	(311,287)	(311,287)	(450,694)	(450,694)
Asset Purchase Acquisitions (Note 5)	(240,942)	(528,663)	(528,663)	-	-
Net cash used for investing activities	(506,102)	(839,950)	(839,950)	(450,694)	(450,694)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Dividends paid	(320,697)	(315,104)	(315,104)	(320,626)	(320,626)
Borrowing from note payable to bank	113,843,212	87,585,081	87,585,081	83,376,995	83,376,995
Repayment of note payable to bank	(112,381,488)	(87,271,518)	(87,271,518)	(82,333,904)	(82,333,904)
Proceeds (payment) of lease obligations	(23,710)	3,451	3,451	(73,441)	(73,441)
Net cash provided by financing activities	1,117,317	1,910	1,910	649,024	649,024
Net decrease in cash and cash equivalents	(333,970)	(1,153,878)	(1,153,878)	(568,211)	(568,211)
CASH AND CASH EQUIVALENTS, beginning of year	4,333,015	5,486,893	5,486,893	6,055,104	6,055,104
CASH AND CASH EQUIVALENTS, end of year	$3,999,045	$4,333,015	$4,333,015	$5,486,893	$5,486,893
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:					
Cash paid during the year for:					
Interest	$412,334	$382,320	$382,320	$506,793	$506,793
Income taxes	$ 3,740	$ 800	$ 800	$ 2,499	$ 2,499

* Pro Forma. Under FASB No. 142 (see Note 3), adopted by the Company on July 1, 2002, goodwill and certain intangibles are not amortized into results of operations. In order to enhance comparability of the years ended June 30, 2003, 2002, and 2001, pro forma statements for the years ended June 30, 2002 and 2001 are presented supplementally as if FASB 142 had been applied for that period.

** Reflects the exclusion of goodwill amortization expense in the amount of $595,868 for the years ended June 30, 2002 and 2001.

The accompanying notes are an integral part of these consolidated financial statements.

TARGET LOGISTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS -- (Continued)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

	Year Ended June 30, 2003	Year Ended June 30, 2002	Year Ended June 30, 2001
Issuance of 300,000 shares of Common Stock pursuant to Subscription Agreements	-	$300,000	-

The accompanying notes are an integral part of these consolidated financial statements.

1. BUSINESS

Target Logistics, Inc. ("Company") provides freight forwarding services and logistics services, through its wholly owned subsidiary, Target Logistic Services, Inc. ("Target"). The Company has a network of offices in 36 cities throughout the United States. The Company was incorporated in Delaware in January 1996 as the successor to operations commenced in 1970.

The Company's freight forwarding services involve arranging for the total transport of customers' freight from the shipper's location to the designated recipients, including the preparation of shipping documents and the providing of handling, packing and containerization services. The Company concentrates on cargo shipments weighing more than 50 pounds and generally requiring second-day delivery. The Company also assembles bulk cargo and arranges for insurance. The Company has a network of offices in 36 cities throughout the United States, including exclusive agency relationships in 23 cities. The Company has international freight forwarding operations consisting of strategic relationships in over 20 countries. The Company has developed several niches including fashion services, the distribution of materials for the entertainment industry, an expertise in material supply logistics to manufacturing concerns, and consumer direct logistics of oversized freight.

2. CHANGE IN AUDITORS

On April 18, 2002, the Company determined, for itself and on behalf of its subsidiaries, to dismiss its independent auditors, Arthur Andersen LLP, and to engage the services of Stonefield Josephson, Inc. ("Stonefield Josephson") as its new independent auditors. The change in auditors became effective immediately. This determination followed the Company's decision to seek proposals from independent accountants to audit the financial statements of the Company, and was approved by the Company's Board of Directors upon the recommendation of its Audit Committee.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of the Company, as summarized below, are in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

For the fiscal years ended June 30, 2003, 2002 and 2001, the consolidated financial statements include the accounts of the Company, Target, and other inactive subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances. The primary estimates underlying the Company's consolidated financial statements include allowance for doubtful accounts, accruals for transportation and other direct costs, accruals for cargo insurance, and the classification of NOL and tax credit carryforwards between current and long-term assets.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed under the straight-line method over estimated useful lives ranging from 3 to 8 years. Assets under capital leases are depreciated over the shorter of the estimated useful life of the asset or the lease term. The Company utilizes a half-year convention for assets in the year of acquisition and disposal. Leasehold improvements are amortized using the straight-line method over the shorter of the asset life of the asset or the remaining lease term.

Accounting for Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*" This statement establishes financial accounting and reporting standards for the impairment or disposal of long-lived assets. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may be not be recoverable and is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sales, abandonment or in a distribution to owners) or is classified as held for sale. Assets to be disclosed are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on July 1, 2002. Management has performed a review of all long-lived assets and has determined that no impairment of the respective carrying value has occurred as of June 30, 2003.

Goodwill

Goodwill represents the excess of cost over net assets acquired and was amortized on a straight-line basis over 25 years.

In July 2001, the FASB issued SFAS No. 142, "*Goodwill and Other Intangible Assets*", which requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. This statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this statement on July 1, 2002. Under the non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead will be reviewed for impairment, written down and charged to results of operations only in periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The Company obtained an independent valuation analysis completed during the second quarter ended December 31, 2002, and based on the valuation, the Company determined that the goodwill was not impaired; however, future impairment reviews may result in periodic write-downs ranging from zero to $11,239,917. The Company amortized approximately $596,000 of goodwill for each of the fiscal years ended June 30, 2002 and 2001, respectively.

The independent valuation analysis is substantially dependent on three separate analyses: (1) discounted seven-year cash flow analysis, (2) comparable public companies analysis and (3) comparable transactions analysis.

The discounted cash flow analysis is dependent on the Target subsidiary achieving certain future results. These include the following major assumptions: (a) Revenue growth of 20% for fiscal 2003, 7.5% for fiscal 2004 thru 2006 and 4.5% for fiscal 2007 thru 2009; (b) Gross Profit percentage increasing from 32.7% in fiscal 2003 to 33.1% in fiscal 2006 and thereafter; (c) Operating expenses (excluding forwarder commissions) reducing from 16.5% in fiscal 2003 to 16.2% in fiscal 2007 and thereafter; and (d) a 17.68% discount rate. While management believes that these are achievable, any downward variation in these major assumptions or in any other portion of the discounted cash flow analysis could negatively impact the overall valuation analysis.

The comparable public company analysis is dependent on the future value of companies in the same business as Target. While management believes that this industry segment is growing, any reduction in growth rates or trends or other factors impacting on comparable public companies could negatively impact the overall valuation analysis.

The comparable transactions analysis is dependent on future transactions in the industry that Target is engaged. While management believes that based on current transactions and trends these values are maintaining, any reduction in comparable transactions could negatively impact the overall valuation analysis.

The Company intends to perform an annual valuation analysis. Based on the results of these annual valuation analyses, the Company's financial results could be impacted by impairment of goodwill, which could result in periodic write-downs ranging from zero to $11,239,917.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "*Accounting for Income Taxes*". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs.

Stock Options

The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*", and related interpretations. Compensation expense relating to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123, "*Accounting for Stock-Based Compensation*", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock options as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily determinable.

Revenue Recognition

In accordance with EITF 91-9 "*Revenue and Expense Recognition for Freight Services in Process*", revenue from freight forwarding is recognized upon completed delivery of goods, and direct expenses associated with the cost of transportation are accrued concurrently. Ongoing provision is made for doubtful receivables, discounts, returns and allowances.

The Company recognizes revenue on a gross basis, in accordance with Emerging Issues Task Force (EITF) 99-19, "Reporting Revenue Gross versus Net", as a result of the following: Target is the primary obligor responsible for providing the service desired by the customer and is responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by the customer. The prices charged by Target to its customers are set by Target in its sole discretion and Target is not required to obtain approval or consent from any other party in establishing its prices. Target has multiple suppliers for the services it sells to a customer and Target has the absolute and complete discretion and right to select the supplier that will provide the product(s) or service(s) ordered by a customer, including changing the supplier on a shipment by shipment basis. Target, in most cases, does determine the nature, type, characteristics, and specifications of the service(s) ordered by the customer. Target assumes credit risk for the amount billed to the customer.

Cash and Cash Equivalents

The Company considers all highly liquid investments that are not held as collateral, and which are purchased with an original maturity of three months or less, to be cash equivalents.

Per Share Data

Basic income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders less preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is calculated by dividing net income attributable to common shareholders by the weighted

TARGET LOGISTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
YEAR ENDED JUNE 30, 2003

ımber of common shares outstanding, adjusted for potentially dilutive securities. Diluted loss per share has ·resented for the years ended June 30, 2002 and 2001 since the inclusion of outstanding convertible preferred stock options would be antidilutive.

wing table summarizes the equivalent number of common shares assuming the related securities that were ng as of June 30, 2002 and 2001 had been converted, but not included in the calculation of diluted loss per ;uch shares are antidilutive:

	June 30,	
	2002	2001
onvertible preferred stock	9,983,626	6,951,166
tock Options	576,957	576,957
tock Warrants	-	109,448
ntidilutive securities	10,560,583	7,637,571

ns to purchase 590,000, 576,957, and 576,957, shares of common stock for the years ended June 30, 2003, and 2001, respectively, were not included in the computation of diluted EPS because the exercise prices of options were greater than the average market price of the common shares, thus they are anti-dilutive. The ns were still outstanding at the end of the period.

rants to purchase 109,448 shares of common stock for the year ended June 30, 2001 were not included in :omputation of diluted EPS because they were also anti-dilutive.

Value of Financial Instruments

ı equivalents are reflected at cost which approximate their fair values. The fair value of notes and loans ıble outstanding is estimated by discounting the future cash flows using the current rates offered by lenders similar borrowings with similar credit ratings. The carrying amounts of the accounts receivable and debt :oximate their fair value.

eign Currency Transactions

ıe normal course of business the Company has accounts receivable and accounts payable that are transacted oreign currencies. The Company accounts for transaction differences in accordance with Statement of ıncial Accounting Standard Number 52, "*Foreign Currency Translation*", and accounts for the gains or es in operations. For all periods presented, these amounts were immaterial to the Company's operations.

lassifications

ain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 3 presentation.

ent Accounting Pronouncements

ecember 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting dards (SFAS) No. 148, "*Accounting for Stock-Based Compensation - Transition and Disclosure*". SFAS 148 nds FASB Statement No. 123, "*Accounting for Stock-Based Compensation*", providing alternative methods of sition for a voluntary change to the fair value based method of accounting for stock-based employee pensation. SFAS 148 also amends the disclosure provisions of FASB 123 and Accounting Principles Board B) Opinion No. 28, "*Interim Financial Reporting*", to require prominent disclosures in both annual and interim ıcial statements about the method of accounting for stock-based employee compensation and the effect of the ıod used on reported results. Amendments to SFAS 123 related to the transition and annual disclosures are ctive for fiscal year ending after December 15, 2002. Amendments to disclosure requirements of APB Opinion

28 are effective for interim periods beginning after December 15, 2002. The Company does not expect tł of SFAS 148 will have a material impact on its financial position, results of operations or cash flows.

In November 2002, FASB issued FASB Interpretation (FIN) No. 45, "*Guarantor's Accounting and l Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". FIN 45 require guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation u in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's ol under certain guarantees that it has issued. The initial recognition and measurement provisions of this inter are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the d requirements are effective for financial statement periods ending after December 15, 2002. The adoption o has not had a material impact on the Company's financial position, results of operations or cash flows.

In January 2003, FASB issued Interpretation No. 46, "*Consolidation of Variable Interest Entities*". FIN 46 c the criteria by which one company includes another entity in its consolidated financial statements. Previou criteria were based on control through voting interest. FIN 46 requires a variable interest entity to be conso by a company if that company is subject to a majority of the risk of loss from the variable interest entity's ac or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a v interest entity is called the primary beneficiary of that entity. The consolidation requirements of FIN 46 immediately to variable interest entities created after January 31, 2003. The consolidation requirements ap older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the discl requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable in entity was established. The adoption of FIN 46 has not had a material impact on the Company's financial po or results of operations.

In April 2003, FASB issued SFAS No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hed Activities.* This Statement amends and clarifies financial accounting and reporting for derivative instrum including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) an hedging activities under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" a effective for contracts entered into or modified after June 30, 2003. This Statement amends Statement 13 decisions made (i) as part of the Derivatives Implementation Group process that effectively required amendme Statement 133, (ii) in connection with other FASB projects dealing with financial instruments, and (3) in conne with implementation issues raised in relation to the application of the definition of a derivative, in particula meaning of an initial net investment that is smaller than would be required for other types of contracts that wou expected to have a similar response to changes in market factors, the meaning of underlying, and the character of a derivative that contains financing components. The Company does not anticipate that the adoption o pronouncement will have a material effect on the financial statements.

In May 2003, FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristi both Liabilities and Equity*". This Statement establishes standards for how an issuer classifies and measures ce financial instruments with characteristics of both liabilities and equity, and is effective for financial instrun entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim p beginning after June 15, 2003. SFAS 150 requires that an issuer classify a financial instrument that is withi scope as a liability (or an asset in some circumstances). Many of those instruments were previously classifi equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in F Concepts Statement No. 6, "*Elements of Financial Statements*". The remaining provisions of this Statemen consistent with FASB's proposal to revise that definition to encompass certain obligations that a reporting entit or must settle by issuing its own equity shares, depending on the nature of the relationship established betwee holder and the issuer. While FASB still plans to revise that definition through an amendment to Concepts State 6, FASB decided to defer issuing that amendment until it has concluded its deliberations on the next phase o project. That next phase will deal with certain compound financial instruments including puttable sh convertible bonds, and dual-indexed financial instruments. The Company does not anticipate that the adopti this pronouncement will have a material effect on the financial statements.

average number of common shares outstanding, adjusted for potentially dilutive securities. Diluted loss per share has not been presented for the years ended June 30, 2002 and 2001 since the inclusion of outstanding convertible preferred stock and stock options would be antidilutive.

The following table summarizes the equivalent number of common shares assuming the related securities that were outstanding as of June 30, 2002 and 2001 had been converted, but not included in the calculation of diluted loss per share as such shares are antidilutive:

	June 30,	
	2002	2001
Convertible preferred stock	9,983,626	6,951,166
Stock Options	576,957	576,957
Stock Warrants	-	109,448
Antidilutive securities	10,560,583	7,637,571

Options to purchase 590,000, 576,957, and 576,957, shares of common stock for the years ended June 30, 2003, 2002 and 2001, respectively, were not included in the computation of diluted EPS because the exercise prices of those options were greater than the average market price of the common shares, thus they are anti-dilutive. The options were still outstanding at the end of the period.

Warrants to purchase 109,448 shares of common stock for the year ended June 30, 2001 were not included in the computation of diluted EPS because they were also anti-dilutive.

Fair Value of Financial Instruments

Cash equivalents are reflected at cost which approximate their fair values. The fair value of notes and loans payable outstanding is estimated by discounting the future cash flows using the current rates offered by lenders for similar borrowings with similar credit ratings. The carrying amounts of the accounts receivable and debt approximate their fair value.

Foreign Currency Transactions

In the normal course of business the Company has accounts receivable and accounts payable that are transacted in foreign currencies. The Company accounts for transaction differences in accordance with Statement of Financial Accounting Standard Number 52, "*Foreign Currency Translation*", and accounts for the gains or losses in operations. For all periods presented, these amounts were immaterial to the Company's operations.

Reclassifications

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2003 presentation.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 148, "*Accounting for Stock-Based Compensation - Transition and Disclosure*". SFAS 148 amends FASB Statement No. 123, "*Accounting for Stock-Based Compensation*", providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of FASB 123 and Accounting Principles Board (APB) Opinion No. 28, "*Interim Financial Reporting*", to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Amendments to SFAS 123 related to the transition and annual disclosures are effective for fiscal year ending after December 15, 2002. Amendments to disclosure requirements of APB Opinion

28 are effective for interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS 148 will have a material impact on its financial position, results of operations or cash flows.

In November 2002, FASB issued FASB Interpretation (FIN) No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*". FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The adoption of FIN 45 has not had a material impact on the Company's financial position, results of operations or cash flows.

In January 2003, FASB issued Interpretation No. 46, "*Consolidation of Variable Interest Entities*". FIN 46 changed the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 has not had a material impact on the Company's financial position or results of operations.

In April 2003, FASB issued SFAS No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" and is effective for contracts entered into or modified after June 30, 2003. This Statement amends Statement 133 for decisions made (i) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (ii) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. The Company does not anticipate that the adoption of this pronouncement will have a material effect on the financial statements.

In May 2003, FASB issued SFAS No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "*Elements of Financial Statements*". The remaining provisions of this Statement are consistent with FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While FASB still plans to revise that definition through an amendment to Concepts Statement 6, FASB decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. The Company does not anticipate that the adoption of this pronouncement will have a material effect on the financial statements.

4. STOCK OPTION PLAN

In June 1996, the Board of Directors of the Company adopted the Amertranz Worldwide Holding Corp. 1996 Stock Option Plan ("1996 Plan"), which was subsequently approved by shareholders. The 1996 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 1,000,000 shares of the Company's common stock to be acquired by the holders of said awards. The awards can take the form of incentive stock options ("ISOs") or nonqualified stock options ("NSOs") and may be granted to key employees, officers, directors and consultants. Any plan participant who is granted an Incentive Stock Option and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option price at least 110% of the fair market value on the date of grant and the option must be exercised within five years from the date of grant. Under the 1996 Plan, stock options have been granted to employees and directors for terms of up to 10 years at exercise prices ranging from $.10 to $6.00 and are exercisable in whole or in part at stated times from the date of grant up to ten years from the date of grant. At June 30, 2003, 437,957 stock options granted to employees and directors were exercisable. The Company accounts for equity-based awards granted to employees and directors under APB Opinion No. 25 under which no compensation cost has been recognized for stock options granted at market value (Note 3). Had compensation cost for these stock options been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been increased to the following pro forma amounts:

		Year Ended June 30, 2003	Year Ended June 30, 2002	Year Ended June 30, 2001
Net income (loss):				
	As Reported	$839,500	$(934,527)	$(1,771,583)
	Pro Forma	$820,140	$(953,204)	$(1,914,581)
Basic EPS:				
	As Reported	$0.04	$(0.10)	$(0.18)
	Pro Forma	$0.04	$(0.10)	$(0.19)
Diluted EPS:				
	As Reported	$0.04	---	---
	Pro Forma	$0.04	---	---

The effects of applying SFAS No. 123 in the pro forma disclosure are not indicative of future amounts as additional awards in future years are anticipated.

Prior to the adoption of the 1996 Plan, there were 224,399 options granted to purchase common stock at exercise prices ranging from $0.048 to $0.408. These options were granted pursuant to the terms of the Asset Exchange Agreement. At each of June 30, 2003, 2002 and 2001, 6,957 of these options were outstanding and exercisable.

The following table reflects activity under the plan for the three-year period ended June 30, 2003:

	Year Ended June 30, 2003		Year Ended June 30, 2002		Year Ended June 30, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	576,957	1.22	576,957	1.24	456,957	1.99
Granted	20,000	0.50	-	-	455,000	0.50
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	(25,000)	1.25
Cancelled	-	-	-	-	(310,000)	1.25
Outstanding at end of year	596,957	1.22	576,957	$1.24	576,957	$1.24
Exercisable at end of year	437,957	1.48	356,957	$1.70	259,290	$2.15

The per share weighted average fair value of stock options granted during 2003 and 2001 was $0.20 and $0.22, respectively. No stock options were granted during 2002.

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-Free Interest Rates	4.05%	4.25%	4.35%
Expected Lives	5	5	5
Expected Volatility	477%	---	368%
Expected Dividend Yields	0.00%	0.00%	0.00%

The following table summarizes information about stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at 6/30/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 6/30/03	Weighted Average Exercise Price
$0.04 - $1.13	521,957	6.89	$0.53	362,957	$0.55
$4.00 - $6.00	75,000	3.00	$6.00	75,000	$6.00
$0.04 - $6.00	596,957	6.50	$1.22	437,957	$1.48

5. PROPERTY AND EQUIPMENT, NET

	June 30, 2003	June 30, 2002
Property and Equipment consists of the following:		
Furniture and fixtures	$ 883,650	$ 864,517
Furniture and fixtures - Capital Lease	140,098	63,494
Computer Equipment	385,617	317,827
Computer Equipment - Capital Lease	499,398	499,398
Computer Software	437,278	421,117
Leasehold Improvements	381,714	380,114
Vehicles	2,500	81,036
	2,730,255	2,627,503
Less: Accumulated depreciation and amortization (a)	(2,221,379)	(2,011,897)
	$ 508,876	$ 615,606

(a) Includes accumulated depreciation and amortization of capital lease assets of $531,260 and $463,997 for the year ended June 30, 2003 and 2002, respectively.

6. ASSET PURCHASE ACQUISITIONS

On October 13, 2002, the Company's Target subsidiary acquired the assets and certain liabilities of Casady Air Transportation, Inc., a Columbus, Ohio based forwarder for a combination of an initial cash payment and an earn out structure over five years.

On February 11, 2002, the company's Target subsidiary acquired the assets and certain liabilities of Air America Freight Service, Inc., an Atlanta, Georgia based forwarder for a combination of an initial cash payment and an earn out structure over five years.

On November 30, 2001, the Company's Target subsidiary acquired the assets and certain liabilities of SDS Logistics, a Newark, New Jersey based forwarder for a combination of an initial cash payment and an earn out structure over five years.

The earn-out structures are strictly dependent on future profits achieved at the location acquired, and the Company has no minimum commitment or obligation. The Company does not expect that the earn-out payments will have a material impact on its overall financial results.

7. OTHER ASSETS

As of June 30, 2003 and 2002, the Company's Target subsidiary had long-term other assets of $1,266,772 and $942,110, respectively. The June 30, 2003 balance includes (i) $236,125 note receivable, net of a $95,422 reserve, due from an overseas agent, (ii) $200,000 note receivable due from an independent sales organization representing the Company's Target subsidiary, (iii) $704,120 remaining amortization associated with asset purchase acquisitions (refer to Note 5), and (iv) $126,527 of outstanding security deposits. The June 30, 2002 balance includes (i) $200,000 long-term note receivable due from an independent sales organization representing the Company's Target subsidiary, (ii) $600,691 remaining amortization associated with asset purchase acquisitions (refer to Note 5), and (iii) $141,420 of outstanding security deposits.

The $236,125 note receivable is subject to interest at a rate of 7.0% and is for a four-year term. The $200,000 note receivable is subject to interest at the prime rate with principal repayments made once the monthly commission payments earned exceed an established threshold defined in the agreement between Target and the independent sales organization, upon termination of the agreement, or upon the sale of the rights under the agreement to Target.

8. DEBT

As of June 30, 2003 and 2002, long-term and short-term debt consisted of the following:

	June 30, 2003	June 30, 2002
Asset-based financing	$7,455,199	$5,993,475

During the years ended June 30, 2003 and 2002, the Company's Target subsidiary ("Borrower") maintained an Accounts Receivable Management and Security Agreement with GMAC Commercial Credit LLC ("GMAC") whereby the Borrower can receive advances of up to 85% of the net amounts of eligible accounts receivable outstanding to a maximum of $10,000,000. The credit line ("GMAC Facility") is subject to interest at a rate of 1.0% per annum over the prevailing prime rate as defined by GMAC (4.0% and 4.75%) as of June 30, 2003 and 2002, respectively, but at no time can the rate be less than 5.0% per annum (and not less than 6.0% prior to September 20, 2002). At June 30, 2003 and 2002, the outstanding balance on the GMAC Facility was $7,455,199 and $5,993,475 which represented 80% and 83% of the approximate $9,347,165 and $7,211,000 available thereunder, respectively. At June 30, 2003, the remaining amount available under the GMAC Facility was approximately $1,901,966. GMAC has a security interest in all present and future accounts receivable, machinery and equipment and other assets of the Borrower and the GMAC Facility is guaranteed by the Company. The GMAC Facility expires on January 14, 2005.

9. SHAREHOLDERS' EQUITY

Preferred Stock

As of June 30, 2003, the authorized preferred stock of the Company is 2,500,000 shares. As of June 30, 2003, 320,696 shares of preferred stock are outstanding as follows:

	Class A (a)	Class C (b)	Total
Balance at June 30, 2000	122,946	197,750	320,696
Issuances	-	-	-
Conversions	-	-	-
Balance at June 30, 2001	122,946	197,750	320,696
Issuances	-	-	-
Conversions	-	-	-
Balance at June 30, 2002	122,946	197,750	320,696
Issuances	-	-	-
Conversions	-	-	-
Balance at June 30, 2003	122,946	197,750	320,696

(a) *Class A Preferred Stock.* On July 3, 1996, the Company issued 200,000 shares of Class A, non-voting, cumulative, convertible preferred stock with a par value of $10.00 in exchange for a paydown of $2,000,000 on the $10,000,000 promissory note.

The Class A Preferred Stock will pay cumulative cash dividends at an annual rate of $1.00 per share in cash or, at the option of the Company, in shares of Class A Preferred Stock, at the rate of $10.00 per share. The Company is prohibited from paying any cash dividends on common stock unless all required Class A Preferred Stock dividends have been paid. Each share of Class A Preferred Stock may be converted at any time, at the option of the holder, into common stock at a conversion price (subject to adjustment) of the lower of (i) $6.00 per share, or (ii) 80% of the average of the closing bid and asked price per share of Common Stock on the day prior to the conversion date. Class A Preferred Stock holders are entitled to a liquidation preference of $10.00 per share plus all accrued and unpaid dividends.

On December 31, 1996, June 30, 1997, December 31, 1997 and June 30, 1998, the Company issued 10,000, 10,500, 6,887 and 5,809 respectively, shares of Class A, non-voting, cumulative, convertible preferred stock with a par value of $10.00 representing the semi-annual dividend due the Class A preferred shareholders.

On September 23, 1997, 110,250 shares of Class A Preferred Stock were converted into 1,102,500 shares of the Company's Common Stock.

There were no shares of Class A Preferred Stock converted into the Company's Common Stock during fiscal years ending June 30, 2003 and 2002.

(b) *Class C Preferred Stock.* On June 13, 1997, the Company issued 257,500 shares of Class C, non-voting, cumulative, convertible preferred stock with a par value of $10.00 upon completion of a $2,575,000 private placement of equity securities to individual investors (the "Private Placement").

The Class C Preferred Stock will pay cumulative cash dividends at an annual rate of $1.00 per share payable the last day of each calendar quarter in cash or, at the option of the Company, in shares of common stock provided a registration statement with respect to the underlying shares of common stock is in effect. The Company is prohibited from paying any dividends on common stock or Class A Preferred Stock unless all required Class C Preferred Stock dividends have been paid. Each share of Class C Preferred Stock may be converted at any time, at the option of the holder, into 10 shares of common stock.

During fiscal years ending June 30, 1997 and 1998, 23,750 and 36,000, respectively, shares of Class C Preferred Stock were converted into 597,500 of the Company's common stock.

There were no shares of Class C Preferred Stock converted into the Company's Common Stock during fiscal year ending June 30, 2003 and 2002.

Warrants

As of June 30, 2003, the Company had no warrants outstanding.

10. OTHER INCOME

Other income of $1,447,699 for the year ended June 30, 2003 is the result of a non-recurring reversal of accruals for expenses, accruals for contingencies, and accounts payable of previously closed and sold subsidiaries.

11. COMMITMENTS AND CONTINGENCIES

Leases

As of June 30, 2003, future minimum lease payments for capital leases and operating leases relating to equipment and rental premises are as follows:

YEAR ENDING	CAPITAL LEASES	OPERATING LEASES
2004	$ 33,053	$1,332,254
2005	31,708	1,055,801
2006	17,548	278,004
2007	13,127	14,472
2008	2,370	-
Total minimum lease payments	97,806	$2,680,531
Less - Amount representing interest	(10,532)	
	$87,274	

Employment Agreements

The Company has employment agreements with certain employees expiring at various times through June 30, 2008. Such agreements provide for minimum salary levels and for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at June 30, 2003, excluding bonuses, was approximately $1,240,000.

Litigation

On October 12, 2000, Pilot Air Freight Corp. ("Pilot"), a major competitor of Target, sued Target in the United States District Court for the Eastern District of Pennsylvania, Case No. 00-CV-5190, with respect to the termination by a former Pilot freight forwarder of its relationship with Pilot and entering into an exclusive forwarder relationship with Target. Pilot alleged, among other things, intentional interference with contract, tortious interference with business relations, violation of section 43(a) of the Lanham Act, violation of Pennsylvania state statutes concerning stored electronic communications, and misappropriation of trade secrets. Pilot sought an amount "in excess of $100,000" in damages, punitive damages, and an injunction against Target requiring it to cease competing in the Hartford, Connecticut market for six months. During subsequent discovery proceedings, Pilot claimed that its damages exceed $3 million. In February, 2003, Target settled all of Pilot's claims against Target for $50,000.

12. SEGMENT INFORMATION

The Company's revenue includes both domestic and international freight movements. Domestic freight movements originate and terminate within the United States, and never leave the United States. International freight movements are either exports from the United States or imports to the United States. With regard to international freight movements, the account receivable can be due from either a domestic debtor or from one of the Company's Target subsidiary's international agents (an international debtor).

A reconciliation of the Company's domestic and international segment revenues, gross profit, and accounts receivable for the years ended June 30, 2003, 2002 and 2001 is as follows:

	June 30, 2003	June 30, 2002	June 30, 2001
Domestic revenue	$83,610,134	$69,652,711	$65,255,740
International revenue	29,771,065	23,831,028	24,887,462
Total revenue	$113,381,199	$93,483,739	$90,143,202
Domestic gross profit	$30,671,475	$23,876,294	$22,900,071
International gross profit	6,936,370	6,433,463	6,330,859
Total gross profit	$37,607,845	$30,309,757	$29,230,930
Domestic accounts receivable	$17,405,552	16,194,974	$13,579,181
International accounts receivable	1,077,292	1,812,948	2,867,349
Less: allowance for doubtful accounts	(977,544)	(995,245)	(1,391,157)
Accounts receivable, net of allowance for doubtful accounts	$17,505,300	$17,012,677	$15,055,373

13. QUARTERLY FINANCIAL DATA SCHEDULE (unaudited)

	09/30/02	12/31/02	Year Ended June 30, 2003 03/31/03	06/30/03	Fiscal Year
Operating revenue	$26,082,685	$32,319,371	$25,657,889	$29,321,154	$113,381,199
Cost of transportation	17,829,022	21,534,361	16,721,872	19,688,099	75,773,354
Gross profit	8,253,663	10,785,010	8,936,017	9,633,155	37,607,845
Selling, general & administrative expense	8,622,807	10,530,067	8,731,164	9,485,007	37,369,045
Interest (expense)	(83,565)	(94,084)	(86,183)	(78,768)	(342,590)
Other income	-	1,447,699	-	-	1,447,699
Provision for income taxes	-	429,434	50,718	24,257	504,409
Net income (loss)	$ (452,709)	$ 1,179,124	$ 67,952	$ 45,133	$ 839,500
Income (loss) per share attributable to common shareholders:					
Basic	$(0.04)	$0.09	-	$(0.01)	$0.04
Diluted	-	$0.05	-	-	$0.04
Weighted average shares outstanding:					
Basic	12,179,002	12,179,002	12,179,002	12,179,002	12,179,002
Diluted	-	21,845,657	19,284,660	16,850,538	20,673,589

	09/30/01	12/31/01	Year Ended June 30, 2002 03/31/02	06/30/02	Fiscal Year
Operating revenue	$21,552,498	$24,020,827	$21,414,092	$26,526,322	$93,483,739
Cost of transportation	14,395,369	16,314,144	14,323,881	18,140,588	63,173,982
Gross profit	7,127,129	7,706,683	7,090,211	8,385,734	30,309,757
Selling, general & administrative expense	7,528,749	7,725,386	7,326,125	8,405,969	30,986,229
Interest (expense)	(68,482)	(58,760)	(57,308)	(73,505)	(258,055)
Net (loss)	$(470,102)	$(77,463)	$(293,222)	$(93,740)	$(934,527)
Basic and diluted loss per share attributable to common shareholders	$(0.04)	$(0.02)	$(0.03)	$(0.02)	$(0.10)
Weighted average shares outstanding	11,879,002	11,879,002	11,879,002	12,179,002	11,953,797

14. INCOME TAXES

The Company has tax net operating loss carryforwards of approximately $11.2 million, which are available to offset future regular taxable income. The losses expire from 2011 through 2023. Some of the losses are limited to annual maximum amounts, due to a prior ownership change, as defined in regulations under Section 382 of the Internal Revenue Code. Certain net operating loss carryforwards for the State of California have been suspended for the years ending June 30, 2003 and 2004.

The components of current and deferred income tax expense (benefit) are as follows:

(In thousands)	Year Ended June 30, 2003	Year Ended June 30, 2002	Year Ended June 30, 2001
Current:			
State	$ -	$ -	$ -
Federal	-	-	-
Deferred:			
State	-	-	-
Federal	504	-	(778)
Net income tax expense (benefit)	504	$ -	$778

A reconciliation of income taxes between the statutory and effective tax rates on income before income taxes is as follows:

(In thousands)	Year Ended June 30, 2003	Year Ended June 30, 2002	Year Ended June 30, 2001
Income tax (benefit) expense at U.S. statutory rate	457	$ (318)	$ (867)
Non-deductible goodwill	-	203	203
Valuation Allowance	302	(117)	-
Utilization of loss carryforward	(666)	-	-
Non-deductible expenses	411	232	(114)
	504	$ -	$ (778)

The components of deferred income taxes are as follows:

(In thousands)	Year Ended June 30, 2003	Year Ended June 30, 2002
NOLs	$3,802	$4,468
Tax credits	286	286
Accrued amounts and other	667	694
	4,755	5,448
Depreciation and amortization	39	87
	4,794	5,535
Valuation allowance	(2,299)	(2,601)
	$2,495	$2,934

CORPORATE DIRECTORY

Directors

Michael Barsa

Christopher Coppersmith

Brian K. Coventry

Philip J. Dubato

Stuart Hettleman

Officers

Stuart Hettleman
President and Chief
Executive Officer

Philip J. Dubato
Vice President, Secretary
and Chief Financial Officer

Christopher Coppersmith
President and Chief
Executive Officer of
Target Logistics Services, Inc.

Home Office
500 Harborview Drive–Third Floor
Baltimore, Maryland 21230
410-332-1598
410-230-0897 (Fax)

Independent Auditors
Stonefield Josephson, Inc.

Legal Counsel
Neuberger, Quinn, Gielen,
Rubin & Gibber, P.A.

Stock Transfer Agent and Registrar
American Stock Transfer &
Trust Co.

Annual Meeting
The annual meeting of shareholders is scheduled to be held on December 4, 2003 at 11:00 a.m. at the offices of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., One South Street Baltimore, Maryland 21202

Form 10-K
Copies of the Company's Form 10-K may be obtained by writing to:
Investor Relations
Target Logistics, Inc.
500 Harborview Drive–Third Floor
Baltimore, Maryland 21230

Trading Symbols
Over-The-Counter (OTC) Market
Common Stock: TARG

Target Logistics, Inc.
500 Harborview Drive–Third Floor
Baltimore, Maryland 21230
Tel 410-332-1598
Fax 410-230-0897

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